Exhibit 99.4

Gemino Healthcare Finance, LLC

and Subsidiary

Consolidated Financial Statements

December 31, 2015 and 2014

Gemino Healthcare Finance, LLC and Subsidiary

December 31, 2015 and 2014

Baker Tilly Virchow Krause, LLP 1650 Market St, Ste 4500 Philadelphia, PA 19103-7341 tel 215 972 0701 tel 800 267 9405 fax 888 264 9617 bakertilly.com

Independent Auditors’ Report

Board of Managers

Gemino Healthcare Finance, LLC

We have audited the accompanying consolidated financial statements of Gemino Healthcare Finance, LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1	An Affirmative Action Equal Opportunity Employer

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gemino Healthcare Finance, LLC and Subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 12, 2016

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Balance Sheet

Years Ended December 31, 2015 and 2014

	2015	2014
Assets

Assets
Cash and cash equivalents	$6,751,322	$6,339,962
Loans receivable, net of allowance of $1,194,676 and $1,147,891, respectively	116,689,953	112,202,058
Accrued interest receivable	902,137	884,351
Deferred financing costs, net	741,256	1,010,803
Intangible asset—trade name	2,800,000	2,800,000
Goodwill	5,663,531	5,663,531
Other assets	103,055	83,937
Furniture and equipment, net	26,588	39,222

Total assets	$133,677,842	$129,023,864

Liabilities and Members’ Equity
Liabilities
Advances due under credit facility	$98,500,000	$95,000,000
Accrued dividend payable	558,187	466,734
Accounts payable and accrued expenses	1,997,910	1,239,197

Total liabilities	101,056,097	96,705,931

Members’ Equity
Units, $1,000 par value, issued and outstanding 34,843 and 34,711, respectively	33,867,146	33,725,600
Retained deficit	(1,245,401)	(1,407,667)

Total members’ equity	32,621,745	32,317,933

Total liabilities and members’ equity	$133,677,842	$129,023,864

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Operations

Years Ended December 31, 2015 and 2014

	2015	2014
Interest Income
Interest income on loans	$8,737,635	$8,204,737
Interest expense	(3,148,749)	(2,839,139)

Net interest income	5,588,886	5,365,598

Provision for Loan Losses	(44,558)	(566,397)

Net interest income after provision for loan losses	5,544,328	4,799,201
Other Income	3,636,566	2,701,518
General and Administrative Expenses	(5,299,772)	(4,511,203)

Net income	$3,881,122	$2,989,516

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Changes in Members’ Equity

Years Ended December 31, 2015 and 2014

Balance at December 31, 2013	$32,432,747
Additional capital contributions	350,293
Dividends declared	(3,454,623)
Net income	2,989,516

Balance at December 31, 2014	32,317,933
Additional capital contributions	141,546
Dividends declared	(3,718,856)
Net income	3,881,122

Balance at December 31, 2015	$32,621,745

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Cash Flows

Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities
Net income	$3,881,122	$2,989,516
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,657	27,576
Amortization of discount on loans	(23,698)	(45,766)
Amortization of deferred origination fees and costs	(367,108)	(164,792)
Amortization of deferred financing costs	269,547	255,725
Provision and recoveries for loan losses	46,785	566,397
Changes in assets and liabilities:
Increase in accrued interest receivable	(17,786)	(99,672)
(Increase) decrease in other assets	(19,118)	4,362
Increase in deferred origination fees and costs, net	516,855	518,225
Increase in accounts payable and accrued expenses	758,713	5,032

Net cash provided by operating activities	5,072,969	4,056,603

Cash Flows from Investing Activities
Increase in loans receivable, net	(4,660,729)	(18,178,559)
Purchase of furniture and equipment	(15,023)	(10,514)

Net cash used in investing activities	(4,675,752)	(18,189,073)

Cash Flows from Financing Activities
Net proceeds from credit facility	3,500,000	12,000,000
Financing costs paid and deferred for credit facility	—	(173,212)
Dividends paid	(3,627,403)	(3,404,354)
Proceeds from contributed capital	141,546	350,293

Net cash provided by financing activities	14,143	8,772,727

Net increase (decrease) in cash and cash equivalents	411,360	(5,359,743)
Cash and Cash Equivalents, Beginning	6,339,962	11,699,705

Cash and Cash Equivalents, Ending	$6,751,322	$6,339,962

Supplemental Disclosure of Cash Flow Information
Interest paid	$2,867,907	$2,720,187

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

1.	Description of Business

Gemino Healthcare Finance, LLC (“Gemino”), a Delaware limited liability company formed in December 2006, is a commercial finance company that originates, underwrites, and manages primarily secured, asset-based loans for small and mid-sized companies operating across the U.S. in the healthcare industry. Gemino’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, Gemino may provide senior term loan financing to qualified borrowers in addition to a revolving line of credit. Senior term loans are typically secured by accounts receivable, all other assets of the borrowers and a pledge of the stock of the borrowers.

Gemino Healthcare Funding, LLC (“Gemino Funding”), is a wholly-owned special purpose limited liability company, that purchases and holds certain eligible loans and related property from Gemino.

Pursuant to a definitive agreement dated September 30, 2013 (Acquisition Date), Solar Senior Capital Ltd., a Maryland corporation (“Solar”), acquired a controlling interest in Gemino. Gemino Management Investment, LLC (“GMI”), whose members include certain management employees of Gemino and who had an interest in Gemino before the transaction, co-invested in the transaction.

On December 31, 2013, Solar contributed all of its limited liability company interests in Gemino to Gemino Senior Secured Healthcare LLC (“Gemino Senior”), a holding company that was formed as a limited liability company under the laws of the State of Delaware in December 2013 for the purpose of holding the controlling interest of Gemino. Solar is the sole member of Gemino Senior. This change in legal ownership had no accounting or reporting impact on Gemino.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Gemino and Gemino Funding (collectively, the “Company”). All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan loss represents an estimate that is particularly susceptible to material change.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less.

Loans Receivable and Income Recognition

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for loan loss and any deferred fees or costs.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a floating rate basis. Funding under revolving loan commitments is subject to the Company’s estimation of the accounts receivable pledged as collateral.

Income on loans receivable is recognized using the simple interest method. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and/or in the process of collection. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan. The straight-line method may be used for term loan facilities when it approximates the effective interest method. Other fees, such as collateral monitoring fees, unused balance fees and collateral examination fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Loans are evaluated for impairment by the Company based on an ongoing analysis of each borrower’s repayment capacity, the value of the collateral support and the strength of any guarantees. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Allowance for Loan Loss

The allowance for loan loss represents the Company’s recognition of the assumed risks of extending credit. The allowance is maintained at a level considered adequate to provide for probable losses inherent in the loan portfolio. Management establishes a general portfolio reserve for unimpaired loans based on various factors including historical loss experience, the overall credit quality of the loan portfolio, economic trends and conditions and the regulatory environment.

The overall credit quality of the Company’s borrowers is reflected in the individual and weighted average credit risk ratings of the loans in the portfolio. Credit risk ratings for each borrower are established based on a number of qualitative and quantitative factors including an assessment of management and strategy, historical and projected repayment capacity, collateral coverage and performance, financial condition and sponsorship, strength of guarantees and any contingencies.

Specific allowances for loan losses on impaired loans are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent combined with the strength of any guarantee arrangements. Specific allowances are recorded when the discounted cash flows, collateral value, or aggregate market price of the impaired loan is lower than the carrying value of that loan.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Loans are charged off when collection is sufficiently questionable and when the Company can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of collection are determined to be insufficient to repay the loan. These include impairment of potential future cash flow, value of collateral and/or financial strength of guarantors. Recoveries of previous charge-offs are recorded when received.

Goodwill and Intangible Asset

Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Intangible asset—trade name has an indefinite life. Goodwill and intangible asset—trade name arose from the acquisition of the Company on September 30, 2013 (Note 1). The Company is required to assess its goodwill and indefinite-lived intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

The Company assesses its indefinite-lived intangible asset for impairment by comparing the carrying value of the asset to its fair value, and assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. The fair value of intangible asset—trade name is estimated using the relief from royalty method, which is an income approach based on the present value of royalties the Company would theoretically have to pay to license the trade name from a third party. The fair value of the Company is estimated using a weighted average amount of the present value of expected future cash flows and the adjusted market multiples of comparable companies. If the fair value is less than the carrying value, an impairment loss would be recorded. For the years ended December 31, 2015 and 2014, there were no impairments.

Furniture and Equipment

Furniture and equipment are recorded at cost, and are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years.

Deferred Financing Costs

Deferred financing costs represent capitalized expenses incurred with debt financing transactions. The Company incurred and capitalized $173,212 of financing costs in 2014, in connection with its credit facility (Note 6). These costs are being amortized on a straight-line basis over the life of the agreement as an adjustment to interest expense.

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood or more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. The Company files both federal and state income tax returns; Gemino Funding is a disregarded entity for tax purposes. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2012.

Accounting Standards Update

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes existing revenue recognition guidance. Included in the new principles-based revenue recognition model are changes to the basis for deciding on the timing for revenue recognition. In addition, the standard expands and improves revenue disclosures. In August 2015, FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09. After the deferral, ASU 2014-09 is effective retroactively for annual or interim reporting periods beginning after December 15, 2018, with early adoption permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of adopting ASU 2014-09, but does not expect adoption to have a material effect on the consolidated financial statements.

3.	Loans Receivable

The following table shows the composition of loans receivable, net as of December 31, 2015 and 2014:

	2015	2014
Revolving loans receivable	$109,717,445	$103,428,730
Term loans receivable	8,848,056	10,476,042

Total loans receivable	118,565,501	113,904,772

Less allowance for loan losses	(1,194,676)	(1,147,891)
Less deferred origination fees and costs, net	(680,872)	(531,125)
Less discount on loans, net	—	(23,698)

Loans receivable, net	$116,689,953	$112,202,058

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.	Allowance for Loan Losses and Recorded Investment in Loans Receivables

The following table summarizes the activity in the allowance for loan losses by loan class for the respective periods ended December 31, 2015 and 2014:

	Beginning Balance	Charge-Offs	Recoveries	Provisions	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
	Allowance for Loan Losses - December 31, 2015
Revolving loans	$1,043,131	$—	$2,227	$60,837	$1,106,195	$—	$1,106,195
Term loans	104,760	—	—	(16,279)	88,481	—	88,481

Total	$1,147,891	$—	$2,227	$44,558	$1,194,676	$—	$1,194,676

	Allowance for Loan Losses - December 31, 2014
Revolving loans	$879,625	$(407,251)	$—	$570,757	$1,043,131	$—	$1,043,131
Term loans	109,120	—	—	(4,360)	104,760	—	104,760

Total	$988,745	$(407,251)	$—	$566,397	$1,147,891	$—	$1,147,891

The following table summarizes the activity in the recorded investment in loans receivable by loan class at December 31, 2015 and 2014:

	Ending Balance	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment
	Loans Receivables - December 31, 2015
Revolving loans	$109,717,445	$—	$109,717,445
Term loans	8,848,056	—	8,848,056

Total	$118,565,501	$—	$118,565,501

	Loans Receivables - December 31, 2014
Revolving loans	$103,428,730	$—	$103,428,730
Term loans	10,476,042	—	10,476,042

Total	$113,904,772	$—	$113,904,772

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Credit Quality Indicators

The following table summarizes the loan portfolio by the Company’s internal credit rating (scale: 1 to 7) as of December 31, 2015 and 2014: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) well-secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “Watchlist” loans; an overall degree of risk exists such that management’s review is warranted each quarter.

	December 31, 2015
	Revolving Loans	Term Loans

Rated 4 or better	$98,119,532	$8,848,056
Rated 5	11,528,246	—
Rated 6	69,667	—

Total	$109,717,445	$8,848,056

	December 31, 2014
Rated 4 or better	$96,608,941	$10,476,042
Rated 5	6,692,397	—
Rated 6	127,392	—

Total	$103,428,730	$10,476,042

At December 31, 2015 and 2014, the Company had no loans on non-accrual status or loans past due over 90 days still on accrual.

5.	Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2015 and 2014:

	2015	2014
Computer software and equipment	$59,860	$48,838
Furniture and fixtures	14,731	13,270
Leasehold improvement	12,026	12,026

Total	86,617	74,134
Less accumulated depreciation	(60,029)	(34,912)

Furniture and equipment, net	$26,588	$39,222

Depreciation expense was $27,657 and $27,576 for the years ended December 31, 2015 and 2014, respectively.

6.	Debt

The Company entered into a four-year $100,000,000 secured revolving credit facility in September 2013, which is expandable to $150,000,000 under an accordion feature. In March 2014 and June 2014, the credit

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

facility was expanded to $105,000,000 and $110,000,000, respectively. The credit facility matures September 2017 and may be extended upon agreement by all parties. Under the terms of the credit facility, Gemino and Gemino Funding, as applicable, have made certain customary representations and warranties, and are required to comply with various covenants, including financial and reporting requirements and other customary conditions for similar credit facilities. The credit facility also includes customary events of default for credit facilities of this nature.

Under the terms of the credit facility, the lender has agreed to make advances to Gemino Funding, as the issuer, to enable it to purchase eligible loans from Gemino, as the originator and servicer. At December 31, 2015 and 2014, the advances due under the credit facility amounted to $98,500,000 and $95,000,000, respectively. Gemino Funding pledged approximately $119,571,000 and $119,574,000 of eligible loans and related security at December 31, 2015 and 2014, respectively.

Interest on the credit facility accrues at a variable rate per annum of one-month LIBOR plus 2.75% (3.18% and 2.92% at December 31, 2015 and 2014, respectively), payable monthly. The Company also pays customary loan fees for the credit facility.

7.	Commitments and Concentrations

At December 31, 2015 and 2014, the Company has committed facilities to its borrowers totaling approximately $188,254,000 and $204,926,000, respectively, of which approximately $69,688,000 and $91,021,000, respectively, was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the unused committed facility amount at December 31, 2015 and 2014, borrowers could borrow up to approximately $20,076,000 and $27,811,000, respectively.

At December 31, 2015 and 2014, the Company had no loans and one loan, respectively, approximating 13% that exceeded 10% of total loans receivable, respectively.

8.	Lease Commitments

The Company leases its headquarters, regional sales offices and equipment under non-cancelable operating leases, which expire at various dates through 2016. Future lease payments under non-cancelable operating leases are $17,321 for the year ending December 31, 2016. Total rent expense for all leases amounted to approximately $162,000 and $147,000 for the years ended December 31, 2015 and 2014, respectively.

9.	401(k) Savings Plan

The Company has a savings incentive plan covering substantially all employees of the Company. Contributions are currently made by the Company in an amount equal to 100% of the first 5% of employee contributions after the employee has completed three months of continued employment. The Company’s contribution for the years ended December 31, 2015 and 2014 was approximately $139,000 and $131,000, respectively.

10.	Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (“LTIP Plan”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria. For the year ended December 31, 2015, the Company has expensed approximately $131,000 for the LTIP Plan.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

11.	Fair Value Disclosure

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. The estimated fair value amounts have been measured as of the Company’s year-end and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to that date. As such, the estimated fair value of these consolidated financial instruments subsequent to the reporting date may be different than the amounts reported at year-end. These estimates are subjective in nature and include uncertainties and matters of significant judgment and, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments as of December 31, 2015 and 2014:

Cash and cash equivalents – The carrying value approximates fair value for cash and cash equivalents. (Level 1)

Loan receivables, net – Fair values for loans are estimated using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. (Level 2)

Accrued interest receivable, accrued interest payable – Due to the short-term nature of these amounts, their carrying amounts approximate fair value. (Level 1)

Advances due under credit facility – The fair value of the notes payable is determined from market sources based on current interest rates at the balance sheet date for borrowers with similar credit ratings as the Company. (Level 2)

The estimated fair values of the Company’s financial instruments as of December 31, 2015 and 2014 are as follows:

	2015
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$6,751,322	$6,751,322
Loan receivables, net	116,689,953	117,370,825
Accrued interest receivable	902,137	902,137

Financial liabilities:
Notes payable	98,500,000	98,500,000
Accrued interest payable	263,185	263,185

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
Financial assets:
Cash and cash equivalents	$6,339,962	$6,339,962
Loan receivables, net	112,202,058	112,756,881
Accrued interest receivable	884,351	884,351

Financial liabilities:
Notes payable	95,000,000	95,000,000
Accrued interest payable	251,891	251,891

At December 31, 2015 and 2014, the Company had no financial assets or liabilities measured at fair value on a nonrecurring basis.

12.	Contingencies

In August 2012, the Company agreed to indemnify the buyer of a distressed business to which the Company had provided a loan. The agreement provides an indemnification up to $4.5 million for acts of gross negligence or willful misconduct by the prior operators of the business, and has no expiration. In addition, the agreement provided a limited indemnification for any breaches of customary representations and warranties related to the transaction, which expired in August 2014. The former members of the Company (“Sellers”) (Note 1) who sold their equity interests to Solar have agreed to indemnify the Company for any related losses. The Company received a claim from the buyer relating to the breaches of customary representations and warranties indemnification, which it is disputing, and believes the range of reasonably possible amounts is not material to the consolidated financial statements. Additionally, this claim is fully covered by a Sellers’ indemnification escrow account. The Company believes it is unlikely that any additional claims will be made by the buyer and, therefore, no liability has been recorded for these contingencies. In the event the Company’s assumptions used to evaluate this matter change in future periods, it may be required to record a liability to reflect a potential adverse outcome.

13.	Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 12, 2016, which was the date the consolidated financial statements were available to be issued.